SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
For the Three and Nine Months Ended September 30, 2014 and 2013
(Expressed in U.S. dollars)

Sphere 3D Corp. (“Sphere 3D”) adopted accounting principles generally accepted in the United States of America (”U.S. GAAP”) commencing with the annual financial statements for the year ended December 31, 2014, which are available under Sphere 3D’s profile on the SEDAR website at www.sedar.com <http://www.sedar.com> and on the EDGAR website at www.sec.gov <http://www.sec.gov>.

As a result of Sphere 3D adopting U.S. GAAP, Canadian securities regulations require that the Company refile its 2014 interim financial statements and notes thereto under U.S. GAAP, together with accompanying management's discussion and analysis and related certifications. The previously filed interim financial statements and accompanying management's discussion and analysis, as well as the previously filed annual audited consolidated financial statements as at and for the year ended December 31, 2013 and accompanying management's discussion and analysis, are available under Sphere 3D’s profile on the SEDAR website at www.sedar.com <http://www.sedar.com> and on the EDGAR website at www.sec.gov <http://www.sec.gov>.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Net revenue:
Product revenue	$1,319	$—	$3,603	$—
Service revenue	165	—	399	—
	1,484	—	4,002	—
Cost of product revenue	834	—	1,935	—
Cost of service revenue	99	—	293	—
Gross profit	551	—	1,774	—
Operating expenses:
Sales and marketing	1,217	47	2,302	125
Research and development	—	—	—	21
General and administrative	2,810	743	6,630	1,836
	4,027	790	8,932	1,982
Loss from operations	(3,476)	(790)	(7,158)	(1,982)
Interest expense	(97)	—	(214)	—
Other income (expense), net	117	(27)	87	(26)
Net loss	$(3,456)	$(817)	$(7,285)	$(2,008)
Net loss per share:
Basic and diluted	$(0.15)	$(0.05)	$(0.32)	$(0.12)
Shares used in computing net loss per share:
Basic and diluted	23,567	17,188	22,880	16,482

See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Net loss	$(3,456)	$(817)	$(7,285)	$(2,008)
Other comprehensive loss:
Foreign currency translation adjustments	(982)	29	(776)	(82)
Total other comprehensive loss	(982)	29	(776)	(82)
Comprehensive loss	$(4,438)	$(788)	$(8,061)	$(2,090)

See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30,	December 31,
	2014	2013
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,668	$5,217
Accounts receivable	2,857	—
Inventories	115	128
Other current assets	1,651	1,082
Total current assets	7,291	6,427
Property and equipment, net	531	288
Intangible assets, net	15,411	1,646
Promissory note, related party	7,750	—
Total assets	$30,983	$8,361
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,057	$132
Accrued liabilities	985	124
Accrued payroll and employee compensation	256	194
Deferred revenue	161	474
Other current liabilities	3,647	—
Total current liabilities	6,106	924
Long-term debt	5,000	—
Other long-term liabilities	95	—
Total liabilities	11,201	924
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, no par value, unlimited shares authorized; 23,643 and 21,098 shares issued and outstanding as of September 30, 2014 and December 31, 2013, respectively	34,813	14,407
Accumulated other comprehensive income	(912)	(136)
Accumulated deficit	(14,119)	(6,834)
Total shareholders’ equity	19,782	7,437
Total liabilities and shareholders’ equity	$30,983	$8,361

See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2014	2013
	(Unaudited)
Operating activities:
Net loss	$(7,285)	$(2,008)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,326	144
Share-based compensation	2,595	462
Changes in operating assets and liabilities:
Accounts receivable	(2,857)	—
Inventories	13	—
Accounts payable and accrued liabilities	2,366	(108)
Accrued payroll and employee compensation	62
Deferred revenue	(313)	474
Other assets and liabilities, net	(1,471)	(275)
Net cash used in operating activities	(4,564)	(1,311)
Investing activities:
Loan to related party	(7,750)	—
Purchase of fixed assets	(446)	(81)
Purchase of intangible assets	(4,012)	—
Purchase of intangible assets internally generated	(1,304)	(330)
Net cash used in investing activities	(13,512)	(411)
Financing activities:
Proceeds from issuance of warrants	9,380	1,320
Cost of issuance of warrants	(868)	—
Proceeds from borrowings	5,000	—
Proceeds from exercised warrants	1,851	—
Proceeds from exercised options	120	—
Net cash provided by financing activities	15,483	1,468
Effect of exchange rate changes on cash	44	(30)
Net decrease in cash	(2,549)	(284)
Cash and cash equivalents, beginning of period	5,217	1,639
Cash and cash equivalents, end of period	$2,668	$1,355
Non-cash Investing and Financing Activities:
Issuance of common shares for acquisition of intangible assets	$6,454	$—
Contingent liability for the acquisition of intangible assets	$3,647	$—
Issuance of common stock for settlement of liabilities	$544	$—

See accompanying notes to condensed consolidated financial statements.

SPHERE 3D CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS

Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc.

Sphere 3D Corp. is a technology development company focused on establishing its patent pending emulation and virtualization technology. Over the last three years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™, for the delivery of applications from a server-based computing architecture. Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. The Company's products enable the integration of virtual applications and virtual desktops, and allows organizations to deploy a combination of public, private or hybrid cloud strategies.

The Company may have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities.

Merger Agreement

On May 15, 2014, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Overland Storage, Inc. (“Overland”), pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine (the “Transaction”). After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

Under the terms of the Merger Agreement, the Company issued a total of 9,443,882 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.510594 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition, Sphere 3D issued 1,467,906 warrants, 143,325 options and 505,321 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland, calculated on the basis of the Exchange Ratio.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2014 presentation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, deferred income taxes, impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

Foreign currency translation

The Company uses the U.S. dollar as its reporting currency and Canadian dollar for its functional currency. Exchange gains or losses are included as part of other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

Fair Value of Financial Instruments

The authoritative guidance for fair value measurements establishes a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Our financial instruments include cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses and long-term debt. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. Further, based on the borrowing rates currently available to us for loans with similar terms, we believe the fair value of long-term debt approximates its carrying value.

Intangible Assets

Intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Purchased intangible assets are amortized on a straight-line basis over their economic lives of four to nine years for developed technology, and eight years for capitalized development costs as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If our future results are significantly different from forecast, we may be required to further evaluate intangible assets for recoverability and such analysis could result in an impairment charge in a future period.

Impairment of Other Indefinite-Lived Intangible Assets and Long-Lived Assets

Other indefinite-lived assets are tested for impairment on an annual basis at December 31, or more frequently if we believe indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Our consideration includes, but is not limited to, (i) significant under-performance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for the Company's overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends.

When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of a long-lived asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related asset.

Revenue Recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales, excluding sales to distributors, is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty.

Generally, title and risk of loss transfer to the customer when the product leaves the Company's dock. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products for which software is more than an incidental component, we recognize revenue in accordance with current authoritative guidance for software revenue recognition.

Research and Development Costs

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. During the nine months ended September 30, 2014 and 2013, $1.6 million and $0.3 million, respectively, of development costs were capitalized.

Share-based Compensation

We account for share-based awards, and similar equity instruments, granted to employees and non-employee directors under the fair value method. Share-based compensation award types include stock options. We use the Black-Scholes option pricing model to estimate the fair value of its option awards on the measurement date, which generally is the date of grant. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered.

Compensation expense associated with options with graded vesting is recognized pursuant to an accelerated method. Compensation expense associated with restricted stock is recognized over the vesting period using the straight-line method. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforwards.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. ASU 2014-15 provides that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-15 has not yet been determined.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The impact on our financial condition, results of operations and cash flows as a result of the adoption of ASU 2014-09 has not yet been determined.

In July 2013, the FASB, issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of guidance affected presentation only and, therefore, did not have a material impact on the Company's consolidated financial results

NOTE 3 — INTANGIBLE ASSETS

The following table summarizes purchased intangible assets (in thousands):

	September 30,	December 31,
	2014	2013
Developed technology	$14,384	$—
Capitalized development costs	3,192	1,670
	17,576	1,670
Accumulated amortization
Developed technology	(1,837)	—
Capitalized development costs	(328)	(24)
Total intangible assets, net	$15,411	$1,646

Amortization expense of intangible assets was $1.0 million and $1,000 during the three months ended September 30, 2014 and 2013, respectively. Amortization expense of intangible assets was $2.1 million and $3,000 during the nine months ended September 30, 2014 and 2013, respectively. Estimated amortization expense for intangible assets is approximately $0.8 million for the remainder of fiscal 2014 and $4.3 million, $4.2 million, $4.2 million, $1.3 million and $0.4 million in fiscal 2015, 2016, 2017, 2018 and 2019, respectively.

Asset Purchase

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire Virtual Desktop Implementation (“VDI”) technology of V3 Systems, Inc. On closing, the purchase price for the acquired assets of V3 Systems was $14.4 million, which was paid by way of cash in the amount of $4.2 million and by the issuance of 1,089,867 common shares at $5.92. In addition, the Company may pay an earn-out, based on the achievement of certain milestones in revenue and gross margin related to the VDI technology, of up to an additional $5.0 million. The estimated earn-out liability was $3.6 million as of March 21, 2014. The earn-out is based on a sliding scale of revenue of up to $12.5 million from the VDI technology (subject to minimum margin realization), which will be payable at the discretion of Sphere 3D in cash or common shares (up to a maximum of 1,051,414 common shares) to be priced at a 20-day weighted average price calculated at the time(s) the earn-out is realized. The earn-out period expires on June 21, 2015.

The identified intangible assets as of the date of the purchase agreement consisted of $14.4 million of developed technology with a useful life of four years.

NOTE 4 — DEBT

Convertible Notes - Related Party

In March 2014, the Company issued a senior secured convertible debenture for $5.0 million. Simple interest is payable, in cash or stock, at the Company’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of the Company, at any time, at the option of the holders, at a conversion rate of $7.50 per share, with a maturity date of March 21, 2018.

The Company has the option to pay accrued and outstanding interest either entirely in cash or shares of common stock. If the Company choses to pay the interest in common stock, the calculation is based upon the number of shares of common stock that may be issued as payment of interest on the debenture and will be determined by dividing the amount of interest due by current market price as defined in the debenture agreement, which is the weighted average price per common share for the last 10 days on which the common shares traded, ending on the day before such date, on the exchange. Interest expense was $0.1 million and $0.2 million for the three and nine months ended September 30, 2014.

The debenture contains customary covenants, including covenants that limit or restrict the Company's ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the debenture, the holder may declare all amounts outstanding to be immediately due and payable. The debenture specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. As of September 30, 2014, the Company was in compliance with all covenants of the debenture.

NOTE 5 — SHARE CAPITAL

Issued and Outstanding

The Company had the following share capital issuance activity (in thousands):

	Number of
Shares outstanding	Shares	Value
Balance, December 31, 2013	21,098	$14,407
Issuance of common shares on acquisition of intangible assets	1,090	6,454
Issued on exercise of warrants	1,195	1,851
Issued on exercise of options	196	120
Issued for share-based payment of liabilities	64	544
Balance, September 30, 2014	23,643	$23,376

Warrants Financing Agreement

The Company has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc., and including Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,176,500 special warrants of the Company (“Special Warrants”) at a price of $8.10 per Special Warrants (the “Issue Price”), resulting in gross proceeds of $9.5 million to the Company (the “Offering”). Each Special Warrant is exercisable into one unit of the Company (a “Unit”) with each Unit being comprised of one Common Share of the Company and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $10.95 for a period of two years from the closing date.

The Company was informed by the Ontario Security Commission (“OSC”) that, due to the fact that (i) the short form prospectus, issued in connection to the Special Warrants, is the first prospectus filing by the Company post-Qualifying Transaction, and (ii) the materiality of the transaction with Overland, the OSC has taken the position that it will be reviewed under the long-form prospectus timing guidelines, as such, the Company was unable to file the final Prospectus by July 31, 2014, meaning that the Special Warrants will be convertible to 1.05 units per Special Warrant upon the filing of the final Prospectus creating 1,235,325 Special warrants.

The Underwriters will have the option (the “Underwriters’ Option”) to arrange for the purchase of up to an additional 15% of Special Warrants (being up to 176,475 Special Warrants) sold under the Offering at the Issue Price. The Underwriters’ Option shall be exercisable, in whole or in part, until the time of closing. The Underwriters shall be entitled to the same commission provided for below in respect of any Special Warrants issued and sold upon exercise of the Underwriters’ Option. The Underwriters are entitled to receive a cash commission equal to 6% of the gross proceeds of the Offering. The Company will also reimburse the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

NOTE 6 — NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Dilutive common stock equivalents are comprised of options granted under the Company's stock option plan, common stock purchase warrants, and convertible notes. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.

Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Nine Months Ended
	September 30,
	2014	2013
Options outstanding	3,345	2,880
Common stock purchase warrants	1,383	3,020
Convertible notes	667	—
Convertible notes interest	201	—
VDI earn-out liability	1,051	—

NOTE 7 — SHARE-BASED COMPENSATION

Share-Based Compensation Expense

The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Sales and marketing	$364	$—	$812	$—
General and administrative	428	417	1,783	462
	$792	$417	$2,595	$462

Table of Contents

There was $78,000 and $329,000 of share-based compensation capitalized as development costs for the three and nine months ended September 30, 2014, respectively. There was $16,000 of share-based compensation capitalized as development costs for the three and nine months ended September 30, 2013.

NOTE 8 — RELATED PARTY

In July 2013, the Company entered into a supply agreement, and a technology license agreement, with Overland. As consideration for the transactions contemplated by the technology license agreement, the Company received $250,000 in cash and shares of common stock with a value at the time of issuance of approximately $250,000. As payments under the supply agreement, Sphere 3D issued common shares with a value as of the date of issuance equal to approximately $0.5 million to Overland during each of the nine months ended September 30, 2014 and 2013.

In September 2014, the Company entered into a commercial relationship with a third party customer to sell a license to its Glassware product. The customer required that the Glassware product be provided through one of its preapproved distribution partners. The Company did not have a relationship with such distribution partner and in order to facilitate such transaction on a timely basis, Sphere 3D and Overland agreed that Overland would purchase the Glassware product from Sphere 3D and resell it to the distribution partner, with whom Overland had a preexisting relationship.

In connection with the July 2013 Overland transaction, Eric Kelly, formerly Overland's President and Chief Executive Officer, was appointed chairman of the board of directors of Sphere 3D. Mr. Kelly was also awarded an option to purchase up to 850,000 shares of common stock of Sphere 3D with an exercise price of approximately $0.63.

The Company recognized $0.5 million and zero in revenue related to the agreements during the three months ended September 30, 2014 and 2013, respectively. The Company recognized $0.8 million and zero in revenue related to the agreements during the nine months ended September 30, 2014 and 2013, respectively. The Company made purchases of $0.6 million and zero from Overland related to the supply agreement during the three months ended September 30, 2014 and 2013, respectively. The Company made purchases of $1.3 million and zero from Overland related to the supply agreement during the nine months ended September 30, 2014 and 2013, respectively. Amounts included in accounts receivable, other current assets and accounts payable under these agreements was $0.3 million, $0.5 million and $0.3 million as of September 30, 2014. Amounts included in other current assets and accounts payable under these agreements was $0.4 million and $0.1 million as of December 31, 2013.

On May 15, 2013, the Company entered into an agreement to loan Overland $5.0 million to support its working capital requirements, which was amended and restated on September 8, 2014 to increase the principal amount under the note to the greater of the amount actually loaned to Overland and $10 million. The loan bears interest at the published prime rate (as defined in the agreement) plus 2% per annum payable semi-annually in arrears on November 15 and May 15 of each year. The loan is secured by a Promissory Note, repayable on May 15, 2018, and a security agreement, dated May 15, 2014, providing subordinated collateral security over Overland’s inventory and holdings of common shares of Sphere 3D. The Company recognized $0.1 million in interest income from a promissory note from Overland during the three and nine months ended September 30, 2014. Amounts included in other current assets for interest receivable were $0.1 million at September 30, 2014.

Legal services of 0.1 million and $42,000 were provided by a legal firm affiliated with a director of the Company during the three months ended September 30, 2014 and 2013, respectively. Legal services of 0.3 million and $0.1 million were provided by a legal firm affiliated with a director of the Company during the nine months ended September 30, 2014 and 2013, respectively. As of September 30, 2014 and December 31, 2013, accounts payable included $0.2 million, for each period, due to related parties.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at September 30, 2014 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

Proposed Merger

In May 2014, the Company announced that it had signed an agreement and plan of merger by and among the Company and Sphere 3D. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against the Company, all of its directors, and Sphere 3D in the California Superior Court in and for the County of San Diego. Three of the lawsuits also named Cyrus Capital Partners, the majority shareholder of the Company, as a defendant. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to the Company's decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL. On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against the Company's directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Company shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by the Company's directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys' fees and costs.

On October 13, 2014, the plaintiffs and the Company Defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provides, among other things, that additional disclosures would be made concerning the analysis performed by the Company’s financial advisor relating to the proposed merger, the Company’s management projections, and the circumstances leading up to the proposed merger.

While the Company believes that the lawsuits are without merit, and the Company specifically denies the allegations made in the lawsuits and maintains that it and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the proposed merger, and without admitting the validity of any allegations made in the lawsuits, the Company concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the proposed merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.

NOTE 10 — SUBSEQUENT EVENTS

On October 6, 2014, the Company issued 1,235,325 common shares of the Company and 617,663 common share purchase warrants of the Company upon exercise of 1,176,500 special warrants. Each common share purchase warrant is exercisable at an exercise price of $9.89 per share for a period of two years from June 5, 2014.

On October 14, 2014, the Company and Overland executed an amendment to the Agreement and Plan of Merger Agreement dated May 15, 2014 (the "Merger Agreement") to reduce the exchange ratio from 0.510594 common shares of the Company for each share of Overland common stock to 0.46385 common shares of the Company for each share of Overland common stock.

On October 17, 2014, the Company received a partial repayment of the related party promissory note in the amount of $2.5 million. Under the terms of the repayment, the Company has committed to convert an equivalent amount of debt held by Overland into common shares of the Company immediately following closing of the Merger Agreement. The debt will be converted into 333,333 shares of common stock of the Company, at a price of $7.50 per share.

On November 28, 2014, the Shareholders of Overland voted in favor of the Merger Agreement and, as such, the Company expects that the transaction will close the first week of December.